# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NC SLF INC., CIK 0001844684
CUSIP: 000000000
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001104659-21-089350
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, CFO, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 53,026,217; sole dispositive power 0; shared dispositive power 53,026,217; aggregate amount beneficially owned 53,026,217 (99.2% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,340,111; sole dispositive power 0; shared dispositive power 10,340,111; aggregate amount beneficially owned 10,340,111 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,119,969; sole dispositive power 0; shared dispositive power 16,119,969; aggregate amount beneficially owned 16,119,969 (30.2% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 26,566,137; sole dispositive power 0; shared dispositive power 26,566,137; aggregate amount beneficially owned 26,566,137 (49.7% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 53,026,217; sole dispositive power 0; shared dispositive power 53,026,217; aggregate amount beneficially owned 53,026,217 (99.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: NC SLF INC.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to remove the following:

On December 27, 2024, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 386,525 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 602,583 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 993,072 Shares. The price per Share was $9.99.

This Item 4 is hereby amended to include the following:

On December 27, 2024, pursuant to drawdown notices delivered in accordance with the Subscription Agreements (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 386,525 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 602,583 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan 993,072 Shares. The price per Share was $9.99.

On January 10, 2025, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 258,761 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 403,402 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 664,818 Shares. The price per Share was $9.74.

The purpose of the transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, greater than 99% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, Churchill Asset Management LLC. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer's investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 18 relates is 53,026,217. Such aggregate number of Shares represents 99.2% of the common stock of the Issuer. The percentage reported in this Amendment No. 18 is calculated based upon 53,465,282 Shares outstanding as of January 10, 2025 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 10,340,111 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 16,119,969 Shares. Such Shares represent 30.2% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 26,566,137 Shares. Such Shares represent 49.7% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 53,026,217 Shares held by the Plans. Such Shares represent 99.2% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 53,026,217 Shares held by the Plans. Such Shares represent 99.2% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (01/14/2025)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (01/14/2025)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (01/14/2025)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (01/14/2025)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper/Self (01/14/2025)